1 Q3 FY26 EARNINGS PRESENTATION Third Quarter FY26 Earnings Presentation Tuesday, February 10th

2 Q3 FY26 EARNINGS PRESENTATION Cautionary Note and Use of Non-GAAP Measures This Earnings Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions, beliefs and general good faith evaluation of information available at the time the forward-looking statements were made concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements or rely upon them as a guarantee of future performance or results or as an accurate indication of the times at or by which any such performance or results will be achieved. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Earnings Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended March 31, 2025, which include, but are not necessarily limited to risks such as changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK integration and anticipated benefits and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Presentation except as required by law. This Earnings Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring gain or expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Earnings Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. This Earnings Presentation forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Condensed Consolidated Financial Statements and Earnings Release. All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

James Hardie At A Glance

$5.3B FY25 REVENUE	**+11%** 5-YEAR NORTH AMERICA REVENUE CAGR
$1.4B FY25 ADJ. EBITDA	**27.2%** FY25 ADJ. EBITDA MARGIN



James Hardie is a leading provider of exterior home and outdoor living solutions

Total Net Sales by Geography


ANZ
9%
Europe
9%
North America
81%

NA Net Sales by End-Market


40%
New Construction
DR&A
S&T
60%
Repair & Remodel

NA Net Sales by Product Category


Deck, Rail & Accessories
26%
Fiber Cement Exteriors
61%
DR&A
S&T
PVC Exteriors
8%
5%
Fiber Cement Interiors

JamesHardie Q3 FY26 EARNINGS PRESENTATION

Note: All financials and net sales breakdowns are based on the James Hardie 2025 fiscal year, are inclusive of AZEK Residential net sales and Adjusted EBITDA over the corresponding period, and exclude net sales and EBITDA associated with the exited James Hardie Philippines business. Breakdown percentages might not add up to 100% due to rounding. North America "NA" is reflective of the combined North America segments, Siding & Trim (S&T) and Deck, Rail & Accessories (DR&A).

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4 Q3 FY26 EARNINGS PRESENTATION A Leader in Exterior Home & Outdoor Living Solutions A Product Portfolio Consisting of Best-in-Class Brands Across Attractive Categories A Winning Strategy to Drive Profitable Growth in R&R and New Construction The Right Team to Enable Our Growth, Innovation and Continuous Improvement Plans Globally A Robust Financial Profile and Synergy Opportunity Driving Shareholder Value Creation

Strong Progress on Cost & Commercial Synergies

Integration Momentum Driving Cost Synergies



Commercial & R&D
$125mm
General & Administrative
Manufacturing & Procurement

Progressing Towards Full Achievement of $125mm of Cost Synergy Target

Commercial Synergies Across the Value Chain

Wins At Each Step of the Value Chain Validate Our Confidence in Achieving Over $500mm of Commercial Synergies

- ☑ **CONTRACTORS** — *Partnering to Scale on James Hardie Siding & TimberTech® Decking*
- ☑ **DEALERS** — *Securing New, Exclusive AZEK Stocking Positions*
- ☑ **RETAILERS** — *Key Shelf Space Wins, Pro Desk SKUs and In-Store Merchandising*
- ☑ **HOMEBUILDERS** — *Offering A Broader Exteriors Solution to Deepen Exclusivity Partnerships*

Recent Wins Reinforce Confidence in Exiting FY27 at a ~$125mm Commercial Synergy Revenue Run-Rate

Note: The Company is targeting $125 million in run-rate cost synergies within three years of closing the transaction. Annualized cost synergies exiting FY26 represents ~$30mm of actual anticipated P&L benefit within FY26, concentrated in 2H FY26. The Company is also targeting $500 million in run-rate commercial synergies within five years of closing the AZEK transaction

JamesHardie Q3 FY26 EARNINGS PRESENTATION
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6 Q3 FY26 EARNINGS PRESENTATION Q3 FY26 Financial Results Results Reflect Strong Contributions From The AZEK Acquisition Offsetting Market Softness in North America Net Sales $1,240mm +30% Adjusted EBITDA $330mm +26% Adjusted EBITDA Margin 26.6% (90bps) Adjusted Diluted EPS $0.24 (31%) YTD Free Cash Flow $261mm (20%) Note: Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS and Free Cash Flow are non-GAAP financial measures. Refer to Non-GAAP Financial Measures for reconciliation to the most comparable GAAP financial measures.

7 Q3 FY26 EARNINGS PRESENTATION Organic Business Results Note: Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. Refer to Non-GAAP Financial Measures for reconciliation to the most comparable GAAP financial measures. Net Sales $275mm +1% Adjusted EBITDA $64mm +8% Adjusted EBITDA Margin 27.3% +140bps Net Sales $965mm +1% Adjusted EBITDA $266mm +1% Adjusted EBITDA Margin 27.5% ---

Siding & Trim (S&T)

JamesHardie AZEK EXTERIORS VERSATEX

Net Sales

End Markets Remain Soft But More Stable Than Expected, With Sell-In and Sell-Through Relatively Consistent

- Fiber Cement Exteriors volume declined **(MSD%)**
  - Single-family exteriors declined **(HSD%)**, primarily due to continued weakness in the South
  - Multi-family volumes increased **+HSD%**
- Interiors volume declined **(DD%)**
- ASP growth of **+5%**, with strong core price realization and favorable mix



$719mm
Organic S&T Net Sales
Down (2%)
Volumes Down
(7%)
+5%
ASP Growth
$81mm
Inorganic
Contribution
$788mm
Q3 FY25
Volume
Price / Mix
AZEK Exteriors
Q3 FY26

Adjusted EBITDA

Focused on Driving Cost Savings to Improve Margins and Mitigate Volume & Inflation Headwinds

- Unfavorable volume impact, partially offset by ASP growth
- Investing in growth and scale while driving continuous improvement in manufacturing & procurement operations through HOS
- **~$9mm** of previously unallocated R&D costs



$251mm
Previously
Unallocated
Volumes Down
(7%)
Cost Inflation
& Continued Growth
Investments
+5% ASP
Growth
Inorganic
Contribution
$269mm
Q3 FY25
R&D
Volume
Impact
Manufacturing
& SG&A Costs
Price Growth
AZEK Exteriors
Q3 FY26

Positioning for Growth Despite A Challenging Near-Term Market Backdrop

JamesHardie Q3 FY26 EARNINGS PRESENTATION

Note: Refer to Non-GAAP Financial Measures for reconciliation of Adjusted EBITDA to the most comparable GAAP financial measures. S&T R&D expenses increased ~$9 million primarily due to the allocation of R&D costs which were not allocated to our segments prior to the second quarter of fiscal year 2026. The allocation of previously unallocated R&D costs to the segments began July, 1st 2025.

8

TimberTech
STRUXURE
ULTRALOX
INTEX
MILLWORK SOLUTIONS

Deck, Rail & Accessories (DR&A)

Net Sales

Demand Remains Stable With Growth Initiatives Driving Consistent +MSD% Sell-Through Growth

- Q3 Net Sales of **$194mm**, up **+2%**, primarily driven by price / mix
- Strong performance continued for our premium decking, railing, accessories and pergolas offerings

Adjusted EBITDA

Strong DR&A Margin Performance, With Runway For Continued Expansion Through Recycling Initiatives

- Q3 Adjusted EBITDA of **$49mm**, with an Adjusted EBITDA margin of **~25%**
- Net sales growth along with further progress against cost-savings initiatives
- Continued investment in marketing initiatives to drive material conversion and profitable share gain

DR&A Positioned To Continue Delivering Above Market Growth And Margin Expansion

Note: All Deck, Rail & Accessories growth comparisons correspond to the quarter ended December 31, 2024, prior to the acquisition of AZEK by James Hardie, unless otherwise stated. Refer to Non-GAAP Financial Measures for reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP financial measures.

JamesHardie Q3 FY26 EARNINGS PRESENTATION
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Australia & New Zealand (ANZ)

Net Sales

ANZ Net Sales Increased +7% While Residential Construction Backdrop Remains Muted



$118mm
+LSD%
Volume Increase
+MSD%
ASP Growth
$127mm
Q3 FY25
Volume
Price / Mix
FX / Other
Q3 FY26

Adjusted EBITDA

Strong Profitability Continues with Adj EBITDA Margin of ~33% Despite R&D Allocation Headwind



$40mm
Net Sales
Increased +7%
~$1mm R&D
Allocation Headwind
$41mm
Q3 FY25
Sales Growth
Operating Costs
Q3 FY26

Europe

Net Sales

Sales Growth Driven by Strong Performance in Fiber Gypsum Products



$116mm
+LSD% Sales
Increase in
Local Currency
+MSD%
Volume Increase
Solid Underlying
Price Realization
Offset by Mix
FX Tailwind
$131mm
Q3 FY25
Volume
Price / Mix
FX / Other
Q3 FY26

EBITDA

Volume Growth & Margin Initiatives Driving Profit Improvement



$12mm
Volume Growth
Driving Improved
Cost Absorption
Margin Expansion
Initiatives
$17mm
Q3 FY25
Sales Growth
Operating Costs
Q3 FY26

JamesHardie Q3 FY26 EARNINGS PRESENTATION

Note: Refer to Non-GAAP Financial Measures for reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP financial measures. R&D expenses increased primarily due to the allocation of R&D costs which were not allocated to our segments prior to the second quarter of fiscal year 2026. The allocation of previously unallocated R&D costs to the segments began July, 1st 2025.

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11 Q3 FY26 EARNINGS PRESENTATION FY26 Financial Guidance Note: Guidance includes sales and Adjusted EBITDA contribution from AZEK post-acquisition (July 1, 2025 through March 31, 2026). Adjusted EBITDA and Free Cash Flow are non-GAAP measures. Refer to Non-GAAP Financial measures for a discussion of why we are unable to reconcile Adjusted EBITDA and Free Cash Flow guidance to their most comparable GAAP measures. Q4 (Unchanged) FY26 (Updated) FY26 (Previous) Deck, Rail & Accessories Net Sales $337 to 350mm $787 to 800mm $780 to 800mm Adjusted EBITDA $91 to 97mm $219 to 224mm $215 to 225mm Consolidated AZEK Adjusted EBITDA (Q2 – Q4) $114 to 122mm $267 to 275mm $260 to 275mm Adjusted EBITDA $347 to 378mm $1.232 to 1.263bn $1.20 to 1.25bn Free Cash Flow $200mm+ $200mm+ Siding & Trim Net Sales $757 to 802mm $2.953 to 2.998bn $2.925 to 2.995bn Adjusted EBITDA $240 to 263mm $939 to 962mm $920 to 955mm

Cash Flow Continues to Enable Quick Deleverage Path

	Pro Forma FY26	Deleveraging Actions	Q3 FY28
Net Debt (December 31, 2025)	**~$4.30bn**	Debt reduction enabled by strong FCF generation as operating cash flow increases and growth capex requirements remain modest	
FY26 Adjusted EBITDA	**~$1.41bn**	Solid Adjusted EBITDA growth driven by sales growth and margin expansion through both organic and synergy initiatives	
Net Leverage Ratio	**~3.0x**	→	**≤ 2.0x**

Note: "FY26 Adjusted EBITDA" contemplates the midpoint of FY26 guidance, excluding stock-based compensation expense, and includes AZEK's Residential Q1 FY26 Adjusted EBITDA of ~$127mm. Refer to Non-GAAP Financial measures for a discussion of why we are unable to reconcile Adjusted EBITDA guidance to its most comparable GAAP measures.



JamesHardie Q3 FY26 EARNINGS PRESENTATION
12

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Operating income	**$ 176.2**	**$ 206.1**
Asbestos related expenses and adjustments	0.7	0.9
Restructuring, net	(24.0)	-
Acquisition related expenses	29.4	-
Amortization of intangible assets resulting from AZEK acquisition	57.6	-
Depreciation and amortization	90.0	55.1
Adjusted EBITDA	**$ 329.9**	**$ 262.1**

	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Operating income margin	**14.2%**	**21.6%**
Asbestos related expenses and adjustments	0.1%	0.1%
Restructuring, net	(2.0%)	-
Acquisition related expenses	2.4%	-
Amortization of intangible assets resulting from AZEK acquisition	4.6%	-
Depreciation and amortization	7.3%	5.8%
Adjusted EBITDA margin	**26.6%**	**27.5%**

Free Cash Flow

US$ Millions	Nine Months Ended December 31	
	FY26	FY25
Net cash provided by operating activities	**$ 455.4**	**$ 657.4**
Purchases of property, plant and equipment	(302.8)	(333.0)
Proceeds from sale of property, plant and equipment	108.2	-
Free Cash Flow	**$ 260.8**	**$ 324.4**

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Net income	**$ 68.7**	**$ 141.7**
Asbestos related expenses and adjustments	0.7	0.9
AICF interest income	(2.4)	(2.7)
Restructuring, net	(24.0)	-
Acquisition related expenses	29.4	-
Amortization of intangible assets resulting from AZEK acquisition	57.6	-
Tax adjustments[1]	12.2	13.7
Adjusted net income	**$ 142.2**	**$ 153.6**

	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Net income per common share - diluted	**$ 0.12**	**$ 0.33**
Asbestos related expenses and adjustments	-	-
AICF interest income	-	(0.01)
Restructuring, net	(0.04)	-
Acquisition related expenses	0.05	-
Amortization of intangible assets resulting from AZEK acquisition	0.09	-
Tax adjustments[1]	0.02	0.04
Adjusted diluted earnings per share[2]	**$ 0.24**	**$ 0.36**

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, discrete items relating to the AZEK acquisition, and $18.2 million in respect of the ATO settlement agreement incurred in the second quarter of fiscal year 2026.
2) Weighted average common shares outstanding used in computing diluted net income per common share of 583.1 million and 430.9 million for the three months ended December 31, 2025 and 2024, respectively. Weighted average common shares outstanding used in computing diluted net income per common share of 533.9 million and 432.6 million for the nine months ended December 31, 2025 and 2024, respectively.

JamesHardie Q3 FY26 EARNINGS PRESENTATION
13

Non-GAAP Financial Measures

Siding & Trim Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Siding & Trim Segment operating income	$ 202.9	$ 209.3
Acquisition related expenses	3.6	-
Amortization of intangible assets resulting from AZEK acquisition	12.8	-
Depreciation and amortization	49.3	41.2
Siding & Trim Segment Adjusted EBITDA	$ 268.6	$ 250.5

	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Siding & Trim Segment operating income margin	25.7%	29.1%
Acquisition related expenses	0.5%	-
Amortization of intangible assets resulting from AZEK acquisition	1.6%	-
Depreciation and amortization	6.3%	5.7%
Siding & Trim Segment Adjusted EBITDA margin	34.1%	34.8%

Deck, Rail & Accessories Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended December 31
	Q3 FY26
Deck, Rail & Accessories Segment operating loss	$ (24.0)
Amortization of intangible assets resulting from AZEK acquisition	44.8
Restructuring expenses	2.2
Depreciation and amortization	25.7
Deck, Rail & Accessories Segment Adjusted EBITDA	$ 48.7

	Three Months Ended December 31
	Q3 FY26
Deck, Rail & Accessories Segment operating loss margin	(12.4%)
Amortization of intangible assets resulting from AZEK acquisition	23.1%
Restructuring expenses	1.1%
Depreciation and amortization	13.3%
Deck, Rail & Accessories Segment Adjusted EBITDA margin	25.1%

Australia & New Zealand Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Australia & New Zealand Segment operating income	$ 35.6	$ 34.8
Depreciation and amortization	5.6	4.9
Australia & New Zealand Segment Adjusted EBITDA	$ 41.2	$ 39.7

	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Australia & New Zealand Segment operating income margin	28.1%	29.3%
Depreciation and amortization	4.5%	4.2%
Australia & New Zealand Segment Adjusted EBITDA margin	32.6%	33.5%

Europe Segment EBITDA and EBITDA margin

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Europe Segment operating income	$ 9.1	$ 3.6
Depreciation and amortization	7.5	8.3
Europe Segment EBITDA	$ 16.6	$ 11.9

	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Europe Segment operating income margin	7.0%	3.1%
Depreciation and amortization	5.7%	7.2%
Europe Segment EBITDA margin	12.7%	10.3%

JamesHardie Q3 FY26 EARNINGS PRESENTATION

14

Non-GAAP Financial Measures

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Income before income taxes	**$ 110.6**	**$ 202.3**
Asbestos related expenses and adjustments	0.7	0.9
AICF interest income	(2.4)	(2.7)
Restructuring, net	(24.0)	-
Acquisition related expenses	29.4	-
Amortization of intangible assets resulting from AZEK acquisition	57.6	-
Adjusted income before income taxes	**$ 171.9**	**$ 200.5**
Income tax expense	**$ 41.9**	**$ 60.6**
Tax adjustments[1]	(12.2)	(13.7)
Adjusted income tax expense	**$ 29.7**	**$ 46.9**
Effective tax rate	37.9%	30.0%
Adjusted effective tax rate	**17.3%**	**23.4%**

Adjusted interest, net

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
Interest, net	**$ 65.6**	**$ 3.8**
AICF interest income	2.4	2.7
Adjusted interest, net	**$ 68.0**	**$ 6.5**

Net Debt

US$ Millions	December 31
	FY26
Total principal amount of debt	$ 4,648.1
Cash and cash equivalents	(344.2)
Net debt	**$ 4,303.9**

Net Leverage Ratio

US$ Millions	December 31
	FY26
Numerator:	
Total principal amount of debt	$ 4,648.1
Less: Cash and cash equivalents	(344.2)
Add: Finance operating leases	109.0
Total	**$ 4,412.9**
Denominator: (Trailing 12 months)	
Operating income	**$ 400.9**
Asbestos related expenses and adjustments	140.2
Restructuring, net	(31.0)
Acquisition related expenses	205.6
Inventory fair value adjustment	47.9
Amortization of intangible assets resulting from AZEK acquisition	106.3
Depreciation and amortization	283.6
Stock compensation - equity awards	24.5
Acquired Adjusted EBITDA for preceding periods	249.2
Cost synergies	111.9
Total	**$ 1,539.1**
Net Leverage ratio	**2.87x**

Adjusted General Corporate and Unallocated R&D EBITDA

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
General Corporate and Unallocated R&D costs	**$ (47.4)**	**$ (41.6)**
Restructuring gain	(26.2)	-
Acquisition related expenses	25.8	-
Asbestos related expenses and adjustments	0.7	0.9
Adjusted General Corporate and Unallocated R&D costs	**$ (47.1)**	**$ (40.7)**
Depreciation and amortization	1.9	0.7
Adjusted General Corporate and Unallocated R&D EBITDA	**$ (45.2)**	**$ (40.0)**

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and discrete items relating to the AZEK acquisition.

JamesHardie Q3 FY26 EARNINGS PRESENTATION
15

Non-GAAP Financial Measures

AZEK Adjusted EBITDA and Adjusted EBITDA margin[1]

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
AZEK operating (loss) income	$ (36.1)	$ 26.3
Restructuring, net	2.2	-
Acquisition related expenses	8.5	-
AZEK historical acquisition and divestiture costs	-	0.6
Amortization of intangible assets resulting from AZEK acquisition	57.6	-
Depreciation and amortization	32.0	32.7
AZEK Adjusted EBITDA	$ 64.2	$ 59.6

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
AZEK operating (loss) income margin	(13.1%)	9.7%
Restructuring, net	0.8%	-
Acquisition related expenses	3.1%	-
AZEK historical acquisition and divestiture costs	-	0.2%
Amortization of intangible assets resulting from AZEK acquisition	20.9%	-
Depreciation and amortization	11.6%	12.0%
AZEK Adjusted EBITDA margin	23.3%	21.9%

Organic James Hardie (Excluding AZEK) Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
James Hardie (Excluding AZEK) operating income	$ 212.3	$ 206.1
Asbestos related expenses and adjustments	0.7	0.9
Restructuring, net	(26.2)	-
Acquisition related expenses	20.9	-
Depreciation and amortization	58.0	55.1
James Hardie (Excluding AZEK) Adjusted EBITDA	$ 265.7	$ 262.1

	Three Months Ended December 31	
	Q3 FY26	Q3 FY25
James Hardie (Excluding AZEK) operating income margin	22.0%	21.6%
Asbestos related expenses and adjustments	0.1%	0.1%
Restructuring, net	(2.7%)	-
Acquisition related expenses	2.2%	-
Depreciation and amortization	5.9%	5.8%
James Hardie (Excluding AZEK) Adjusted EBITDA margin	27.5%	27.5%

1) AZEK Adjusted EBITDA and Adjusted EBITDA margin for the three months ended December 31, 2024 represents AZEK's Residential and total corporate expenses EBITDA presented using James Hardie's basis of presentation. These results were not subject to quarterly review by their auditors.

JamesHardie Q3 FY26 EARNINGS PRESENTATION
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17 Q3 FY26 EARNINGS PRESENTATION Definitions AICF – Asbestos Injuries Compensation Fund Ltd ANZ – Australia and New Zealand ASP – Average net sales price ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding siding accessory sales, and Deck, Rail & Accessories net sales divided by the total volume of products sold. DR&A – Deck, Rail & Accessories Free Cash Flow – Free Cash Flow (“FCF"), unless otherwise noted, is defined as net cash provided by operating activities less purchases of property, plant and equipment net of proceeds from the sale of property, plant and equipment. HOS – Hardie Operating System MMSF – Million standard feet, where a standard foot is defined as a square foot of 5/16” thickness NA – North America R&R – Repair & Remodel S&T – Siding & Trim TAM – Total Addressable Market LSD – Low Single-Digits MSD – Mid-Single Digits HSD – High Single-Digits DD – Double-Digits LDD – Low Double-Digits